Dolly Varden Silver Intersects 14.50 g/t Gold over
21.18 meters, including 113 g/t Gold and 997 g/t Silver
over 0.68 meters at Homestake Silver Deposit

VANCOUVER, BC, December 4, 2025, Dolly Varden Silver Corporation (TSX-V: DV | NYSE MKT: DVS | FSE: DVQ) (the "Company" or "Dolly Varden") is pleased to report results from drilling that expands the high-grade gold mineralized plunge within the Homestake Silver deposit. Drill hole HR25-475 is a step-out 42 meters to the north and on the upper edge of the shallowly northerly plunging, high grade trend. The intercept grades 14.50 g/t Au and 75 g/t Ag over 21.18 meters, including 113 g/t Au and 997 g/t Ag over 0.68 meters and 121 g/t Au and 279 g/t Ag over 0.63 meters. The high-grade mineralization in HR25-475 is hosted within a broader mineralized zone grading 7.01 g/t Au and 35 g/t Ag over 48.38 meters.

Homestake Silver Deposit step-out:

HR25-475: 14.50 g/t Au and 75 g/t Ag over 21.60 meters, including 113 g/t Au and 997 g/t Ag over 0.68 meters and 121 g/t Au and 279 g/t Ag over 0.63 meters within a total mineralized envelope grading 7.01 g/t Au and 35 g/t Ag over 48.38 meters.

* Intervals shown are core length. Estimated true widths vary depending on intersection angles and range from 65% to 75% of core lengths, further modelling of the new intersections is needed before true widths can be estimated.

"The expansion of the wide, high-grade gold and silver mineralization in the Homestake Silver Deposit continues to demonstrate the continuity and robustness of the potentially bulk underground minable zone. We will continue to release results from the 2025 program as they are received." said Shawn Khunkhun, President and CEO of Dolly Varden."

Drill hole HR25-475 is in 42 meters step-out to the north from HR24-448 (February 3, 2025 release) along plunge of the main gold and silver zone at the Homestake Silver deposit. The high-grade core of the Homestake Silver Deposit has been traced for over 300 meters vertically and extends for over 1,000 meters along plunge. The intercept occurs at the upper edge of the high-grade trend.

Figure 1.  Longitudinal Section of the Homestake Silver Deposit with mineralization envelope in red. Shallow northerly plunging trend of broad mineralization with multiple narrower high grade gold veins and vein breccias within shown in yellow. Mineralization in drill hole HR25-475 intersected high grade gold mineralization at the upper edge of the modelled zone. Previously released 2025 intersects are included (October 1 and November 10, 2025 releases).

Figure 2.    NQ size drill core from Homestake Silver hole HR25-475 showing 21.18m interval grading 14.50 g/t Au with higher grade intervals in red.  Au and Ag mineralization occurs in multi-phase vein and vein breccias with pyrite, galena, sphalerite and visible gold.

Homestake Silver

At total of 56,131 meters were drilled in 86 drill holes during the 2025 season by Dolly Varden with approximately 40% of the meters drilled at Homestake Ridge focused on step outs and local infill along the wider, high-grade gold plunge at Homestake Silver.

The Company is using directional drilling technology to precisely target areas for step-out and infill holes at Homestake Silver. Drill hole HR25-475 was drilled as a single hole utilizing directional drilling to precisely intercept the target within the mineralized zone.

The Homestake Ridge Deposits are interpreted as structurally controlled, multi-phase epithermal vein stockwork and vein breccia system hosted in Jurassic Hazelton volcanic rocks. Mineralization consists of pyrite, +/- galena and sphalerite, with visible gold in a silica breccia matrix. The northwest trending structural corridor hosts multiple subparallel structures that control high-grade gold and silver shoots within a broader mineralized enveloper.

Although historically considered a silver-rich gold deposit, recent drilling at Homestake Silver has define a shallow north plunging dilation zone that is defined by a wide mineralized interval with increased frequency of high-grade gold veins and vein breccias which shows a shift towards a gold-rich system towards the north. The deposit remains open along plunge and at depth.

Figure 3.    NQ drill core from hole HR25-475 at the Homestake Silver Deposit of sample intervals ranging in grade from 6.68 g/t Au to 70.80 g/t Au from <1.0m individual samples in typical mineralization style from the upper portion of the Homestake Silver main Zone. Multi-phase epithermal vein and vein breccias with high temperature quartz-sericite-pyrite alteration strong pyrite, and visible gold.

Figure 4.  Plan of Homestake Ridge >0.1g/t Au mineralized zones (in red) highlighting all 2025 drilling completed with lithology on drill trace. The focus in the 2025 drilling was at Homestake Silver.

Figure 5.    Cross section including drill hole HR25-475 at Homestake Silver deposit with projected mineralized zone (in red).

Table 1: Drill Hole Assays from Homestake Silver

Target	Hole ID	From (m)	To (m)	Length (m)*	Au (g/t)	Ag (g/t)	Base Metals (%)
Homestake Silver	HR25-475	358.81	407.19	48.38	7.01	35	0.37% Pb, 0.50% Zn
	Main min. zone	360.00	381.18	21.18	14.50	75	0.76% Pb, 1.10% Zn
	including	360.00	370.51	10.51	21.60	132	1.28% Pb, 1.94% Zn
	with	362.72	363.40	0.68	113	997	3.99% Pb, 5.83% Zn
	with	366.60	367.23	0.63	121	279	14.95% Pb, 22.30% Zn
	and including	374.50	381.18	6.68	11.40	28	0.33% Pb, 0.41% Zn

*All intervals shown are core length. Estimated true widths vary depending on intersection angles and range from 65% to 75% of core lengths, further modelling of the new interpretation is needed before true widths can be calculated.

Table 2: Drill hole data for Homestake Silver hole reported in this release

Hole ID	Easting UTM83 (m)	Northing UTM83 (m)	Elev. (m)	Azimuth	Dip	Length (m)
HR25-475	463535	6179103	843.7	227	-45	504

Quality Assurance and Quality Control

The Company adheres to CIM Best Practices Guidelines for exploration related activities conducted on its property. Quality Assurance and Quality Control (QA/QC) procedures are overseen by the Qualified Person.

Dolly Varden QA/QC protocols are maintained through the insertion of certified reference material (standards), blanks and field duplicates within the sample stream. Drill core is cut in-half with a diamond saw, with one-half placed in sealed bags and shipped to the laboratory and the other half retained on site. Third party laboratory checks on 5% of the samples are carried out as well. Chain of custody is maintained from the drill to the submittal into the laboratory preparation facility.

Analytical testing was performed by ALS Canada Ltd. in North Vancouver, British Columbia. The entire sample is crushed to 70% minus 2mm (10 mesh), of which a 500 gram split is pulverized to minus 200 mesh. Multi-element analyses were determined by Inductively Coupled Plasma Mass Spectrometry (ICP-MS) for 48 elements following a 4-acid digestion process. High grade silver testing was determined by Fire Assay with either an atomic absorption, or a gravimetric finish, depending on grade range. Au is also determined by fire assay on a 30g split with either atomic absorption, or gravimetric finish, depending on grade range. Metallic screen on a 1.0kg sample may be completed on high-grade gold samples.

Qualified Person

Rob van Egmond, P.Geo., Vice-President Exploration for Dolly Varden, the "Qualified Person" as defined by NI 43-101 has reviewed and approved the scientific and technical information contained in this news release.  Rob van Egmond, P.Geo. is not independent of the Company in accordance with NI 43-101.

About Dolly Varden Silver Corporation

Dolly Varden Silver Corporation is a mineral exploration company focused on advancing its 100% held Kitsault Valley Project (which combines the Dolly Varden Project and the Homestake Ridge Project) located in the Golden Triangle of British Columbia, Canada, 25kms by road to tide water. Including the Kitsault Valley Project, the Company has consolidated approximately 100,000Ha of prospective tenure in the Golden Triangle with 5 past producing high-grade silver mines including Dolly Varden, Torbrit, Porter Idaho, Mountain Boy and Esperanza historic mines. The 163 sq. km. Kitsault Valley Project hosts the high-grade silver and gold resources of Dolly Varden and Homestake Ridge along with the past producing Dolly Varden and Torbrit silver mines. It is considered to be prospective for hosting further precious metal deposits, being on the same structural and stratigraphic belts that host numerous other, on-trend, high-grade deposits, such as Eskay Creek and Brucejack. The Kitsault Valley Project also contains the Big Bulk property which is prospective for porphyry and skarn style copper and gold mineralization, similar to other such deposits in the region (Red Mountain, KSM, Red Chris).

Forward-Looking Statements

This release may contain forward-looking statements or forward-looking information under applicable securities legislation that may not be based on historical fact, including, without limitation, statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "potential", "prospective" and similar expressions. Forward-Looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Dolly Varden to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements, including, without limitation, risks associated with the speculative nature of exploration and development of minerals; the anticipates substantial future capital expenditures associated with the exploration and development of its assets and there can be no assurance that debt or equity financing will be available; inherent competition in the mining industry; risks associate with volatility in mineral prices; risks inherent in the estimation of mineral resources; environmental risks associated with the exploration and development of mineral properties; the Company is reliant on key personnel; risks associated with working in remote regions; risks associated with maintaining positive community relations; and the other risks disclosed in the Company's annual information form ("AIF") dated April 30, 2025 for the year ended December 31, 2024, which is available on SEDAR+ at www.sedarplus.ca, and in the Company's Form 40-F registration statement as filed with the U.S. Securities and Exchange Commission, which is available on EDGAR at www.sec.gov. The risk factors identified in the Company's public filings are not intended to represent a complete list of factors that could affect the Company. Forward-looking statements are based on management's current expectations and beliefs and assume, among other things, the ability of the Company to satisfy the requirements of listing and registration, and to successfully pursue its current development plans, that future sources of funding will be available to the Company, that relevant commodity prices will remain at levels that are economically viable for the Company and that the Company will receive relevant permits in a timely manner in order to enable its operations, but given the uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. The Company disclaims any obligation to update, or to publicly announce, any such statements, events or developments except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this news release.

For further information: Shawn Khunkhun, CEO & Director, 1-604-609-5137, www.dollyvardensilver.com.